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                             [TRIARC LETTERHEAD]


                                                                   PRESS RELEASE

                                                           FOR IMMEDIATE RELEASE

CONTACT:  ANNE A. TARBELL
          TRIARC COMPANIES, INC.
          212/451-3030
          WWW.TRIARC.COM

           TRIARC ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

                 3.8 MILLION SHARES TO BE PURCHASED AT $18.25

                    FUTURE STOCK REPURCHASES UNDER REVIEW

NEW YORK, NY, APRIL 23, 1999 -- Triarc Companies, Inc. (NYSE: TRY) announced today the preliminary results of its "Dutch Auction" self-tender offer for up to
5.5 million shares of the Company's common stock at a price of not less than $16.25 and not more than $18.25 per share. The offer expired at 5:00 p.m., New York City time on Thursday, April 22, 1999.

Based upon a preliminary count by Harris Trust and Savings Bank, the Depositary for the offer, Triarc expects to purchase 3,807,708 shares at $18.25 per share, which represents all shares tendered at $18.25 and below.

The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all of the shares tendered and not properly withdrawn, including shares tendered pursuant to the guaranteed delivery procedure set forth in the offer. It is expected that payment for shares accepted in the offer will occur as soon as practicable after determination of the final number of shares properly tendered and not withdrawn.

Prior to the offer, Triarc had 29,317,091 shares of common stock outstanding. Assuming the company's purchases are as expected, the 3,807,708 shares to be purchased represent approximately 13% of the company's shares outstanding immediately prior to the offer. After purchasing the shares, the company will have 25,509,383 shares of common stock outstanding.

Triarc also announced that it intends to review the merits of future stock repurchases on the open market, in privately negotiated transactions, through tender offers or otherwise. Any decision to repurchase shares is subject to approval of Triarc's Board of Directors and will only be made if market conditions warrant and if legally permissible. In addition, Triarc continues to evaluate acquisitions, investments and business combinations, with the goal of increasing value for its stockholders.

Triarc is a leading premium beverage company (Snapple'r', Mistic'r' and Stewart's'r'), a restaurant franchisor (Arby's'r', T.J. Cinnamons'r' and Pasta Connection'r') and a producer of soft drink concentrates (Royal Crown'r', Diet Rite'r' and Nehi'r').

                                  #   #   #

                               Notes to Follow

Notes

1. There can be no assurance that any repurchases of Triarc stock will be made in the future.

2. There can be no assurance that Triarc will identify and effect any acquisitions or business combinations or, if completed, that such acquisitions and business combinations will be successfully integrated with the Company's operations.

EDITOR'S NOTE: Under this tender offer, the price to be paid per share was set by "Dutch Auction," meaning the Company pays only that amount per share which is necessary, within the stated range, in order to secure the number of shares tendered within the parameters established in the Offer. Once the price per share was determined, all stockholders are paid the same amount for each share of stock sold.


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